UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Business Results for Fiscal 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: April 28, 2006
	By	/s/ Tamihiko Sudo

Tamihiko Sudo
President and Representative Director
This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated April 27, 2006, concerning its business results on consolidated and non-consolidated bases for fiscal 2006, ended March 31, 2006.

For Immediate Release April 27, 2006
Pioneer Announces Business Results for Fiscal 2006
TOKYO — Pioneer Corporation today announced its business results on consolidated and non-consolidated bases for fiscal 2006, ended March 31, 2006.
Consolidated Financial Highlights

	(In millions of yen except per share information)
	Year ended March 31
			% to
			prior
	2006	2005	year
Operating revenue	¥754,964	¥711,042	106.2%
Operating income (loss)	(16,409)	691	—
Loss from continuing operations before income taxes	(71,165)	(2,067)	—
Loss from continuing operations	(85,758)	(10,112)	—
Net loss	¥(84,986)	¥(8,789)	—%

Basic earnings (losses) per share:
Loss from continuing operations	¥(491.66)	¥(57.65)
Income from discontinued operations, net of tax	4.43	7.54
Net loss	¥(487.23)	¥(50.11)

Diluted earnings (losses) per share:
Loss from continuing operations	¥(491.66)	¥(57.65)
Income from discontinued operations, net of tax	4.43	7.54
Net loss	¥(487.23)	¥(50.11)

Note:	In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries, and the gain on their sale are presented as income from discontinued operations in this release. Corresponding figures for the previous fiscal year have been reclassified accordingly.

Consolidated Business Results
In fiscal 2006, the year ended March 31, 2006, consolidated operating revenue rose 6.2% year on year to ¥754,964 million (US$6,452.7 million) due to increased sales of plasma displays and car audio products. However, Pioneer posted an operating loss of ¥16,409 million (US$140.2 million), compared with operating income of ¥691 million in the previous fiscal year due mainly to a decreased gross profit margin resulting from falling prices for our major products. The net loss was ¥84,986 million (US$726.4 million), compared with a net loss of ¥8,789 million in fiscal 2005, mainly due to retirement charges related to the incentive-based early retirement plan, impairment losses on property, plant and equipment mainly for plasma displays, and losses related to the dissolution of equity-method affiliate ELDis, Inc., in connection with the Company’s business restructuring plans. During fiscal 2006, the average value of the Japanese yen was weaker against the U.S. dollar and the euro by 5.1% and 1.9%, respectively, compared with fiscal 2005.
In fiscal 2006, Home Electronics sales increased 9.9% year on year to ¥354,690 million (US$3,031.5 million). Plasma display sales rose by approximately 30%. Sales of own–brand plasma displays fell in Japan but grew overseas. Rising sales overseas were driven by an expanding market for high-resolution models in North America and Europe. Although OEM (original equipment manufacturer) sales increased, this mainly reflects the September 30, 2004 acquisition of a plasma display production subsidiary. Pioneer reported higher sales of DJ equipment, but sales of DVD recorders, DVD players, and stereo systems declined. In terms of geographic sales, sales in Japan were down 9.7% at ¥81,998 million (US$700.8 million), while overseas sales were up 17.6% at ¥272,692 million (US$2,330.7 million).
     The operating loss in this segment was ¥35,184 million (US$300.7 million), compared with an operating loss of ¥24,628 million in the previous fiscal year. This was mainly caused by decreases in gross profit margins for plasma displays and DVD products due to sharp declines in market prices.
Car Electronics sales climbed 8.9% year on year to ¥330,522 million (US$2,825.0 million). Sales of car audio products were higher both in consumer markets and on an OEM basis. Consumer-market sales expanded primarily in Central and South America, as well as North America and Russia, while OEM sales rose primarily in North America and Japan. Sales of car navigation systems increased in consumer markets, with sales growth coming mainly from Japan and North America. OEM sales increased in North America due to the start of new OEM transactions, but dropped in Japan as the effect of demand generated by the roll out of new models in fiscal 2005 diminished. In terms of

Notes:
1.	In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries and the gain on their sale are presented as income from discontinued operations in this release. Corresponding figures for the previous fiscal year have been reclassified accordingly.

2.	Operating income (loss) in each business segment represents operating income (loss) before elimination of intersegment transactions.

geographic sales, sales in Japan were down 2.2% at ¥117,560 million (US$1,004.8 million), while overseas sales were up 16.3% at ¥212,962 million (US$1,820.2 million). OEM sales represented 35% of total Car Electronics sales in fiscal 2006, down from 36% in the previous fiscal year.
     Operating income in this segment decreased 5.9% year on year to ¥17,486 million (US$149.5 million) mainly due to an increase of development costs for future models.
In Patent Licensing, royalty revenue decreased 16.6% year on year to ¥8,540 million (US$73.0 million). This decrease was mainly attributable to the impact of the expiration of some patents licensed to the optical disc industry.
     Operating income was down 23.1% at ¥7,217 million (US$61.7 million).
In the Others segment, sales declined 18.0% year on year to ¥61,212 million (US$523.2 million). This mainly reflected falling sales of factory automation systems, despite higher sales of compact speaker units for cellular phones. In terms of geographic sales, sales in Japan fell 11.8% to ¥33,208 million (US$283.8 million), while overseas sales were down 24.3% at ¥28,004 million (US$239.4 million).
     The operating loss in this segment was ¥3,991 million (US$34.1 million) compared with operating income of ¥61 million in the previous fiscal year. This loss was principally caused by the decrease in sales.
Cash Flows
During fiscal 2006, operating activities provided net cash of ¥68,329 million (US$584.0 million). This was mainly due to a decrease in trade receivables and inventories of ¥26,116 million (US$223.2 million), as well as adjustments for non-cash expenses, such as depreciation and amortization of ¥46,703 million (US$399.2 million), impairment losses of ¥41,422 million (US$354.0 million) on property, plant and equipment, and equity in losses of affiliated companies of ¥24,031 million (US$205.4 million). These factors outweighed the net loss of ¥84,986 million (US$726.4 million) for the period. Meanwhile, investing activities used net cash of ¥29,759 million (US$254.4 million). This reflected ¥40,325 million (US$344.7 million) for car electronics and plasma display-related capital expenditures and other investments, partially offset by proceeds of ¥7,068 million (US$60.4 million) from the sale of investment securities. Financing activities used net cash of ¥38,551 million (US$329.5 million), mainly for the redemption of bonds and dividend payments. In addition, the effect of exchange rate changes on cash and cash equivalents was an increase of ¥4,980 million (US$42.6 million), due to translation differences reflecting a weaker yen. Consequently, cash and cash equivalents at March 31, 2006 were ¥121,680 million (US$1,040.0 million), ¥4,999 million (US$42.7 million) higher than at March 31, 2005.
Corporate Policy and Dividend Policy
Pioneer positions customer satisfaction at the core of management. We seek to offer innovative, high-quality, and value-added electronics products that create new value for customers, aiming to share the Pioneer Group’s philosophy, “Move the Heart and Touch the Soul,” with more people around the world.
     Based on this group philosophy, Pioneer has been working under a new management framework since January 2006 to formulate a new corporate vision that will act as a set of guidelines for management over the medium term.
Pioneer also positions its dividend policy as a top management priority. The Company sets dividend payments appropriately in light of its financial position, consolidated operating results, and other factors, but has a basic policy of maintaining stable dividends. Retained earnings are effectively used primarily to develop businesses and to reinforce competitiveness and our management base.
     Under this dividend policy, Pioneer regrettably plans to reduce the year-end dividend for fiscal 2006 by ¥10 per share from that for the previous fiscal year to ¥2.5 per share. This decision reflects Pioneer’s large losses for fiscal 2006 on both non-consolidated and consolidated bases, amid a continually challenging business environment. This year-end dividend is subject to approval by the Ordinary General Meeting of Shareholders due to be held on June 29, 2006. The total annual dividend for fiscal 2006, including the interim dividend, will be ¥10 per share, a decrease of ¥15 per share from the previous fiscal year.
Addressing Current Challenges
The global economy is experiencing an overall recovery, supported by robust consumer spending, despite some concerns over surging materials prices, including crude oil. However, Pioneer faces an extremely challenging business environment, due to ongoing price-based competition involving its core products.
In this climate, we will work to rebuild our brand and improve our operating results by focusing on the innovative, high-quality, and value-added products that define Pioneer. To achieve this, Pioneer will recapture the essence of its group philosophy—“Move the Heart and Touch the Soul” of more people around the world.
In the plasma display business, our production output is increasing in step with surging overall market demand. With a forecast of further growth in demand, Pioneer expects to see an increase in the capacity utilization rates of some production lines year on year, but will suspend or shut down the operation of certain production lines incompatible with new products. Our efforts are also focused on improving profitability by continuing to reduce costs, while reducing OEM sales of panel modules and focusing instead on own-brand plasma display products. In addition, Pioneer will bring more innovative products to market, including 1080p plasma displays, aiming to improve its brand value and expand its business.
In the DVD product business, the market for these products is growing, but prices are rapidly falling. In response, Pioneer will reduce costs through production in China and collaborations with other companies, and raise the return on product development investments through external sales of key components. Meanwhile, product development and design processes will be reviewed thoroughly to raise the efficiency and speed of development. In DVD drives for personal computers (PCs), Pioneer plans to offer new value-added proposals by shifting the main thrust of product development to Blu-ray Disc drives, a promising next-generation product. We will narrow down our DVD recorder lineup to products in areas of expertise, as part of efforts to propose value-added products that are embraced by customers. Furthermore, through economies of scale generated by volume production of DVD drives for PCs that share key components, Pioneer aims to improve profitability in the DVD recorder business.
In the car electronics business, Pioneer is targeting fast-growing consumer markets of Central and South America, Russia and elsewhere, in order to retain its position of leadership in car audio products. In addition, amid the uptake and growth of music content distribution and digital broadcasting, the Company will work to drive earnings growth in the car electronics business by offering products that stand apart from those of other companies through the creation of new value and functions.
     In car navigation systems, Pioneer will actively press ahead with business expansion in Europe and North America, where full-fledged consumer markets are emerging, as well as in Japan’s consumer market, where Pioneer’s car navigation systems have always enjoyed a strong reputation. Aiming to reduce burgeoning software development costs accompanying product advancements, Pioneer is reforming product development processes and raising their efficiency through standardization.
     In the OEM car navigation system business, Pioneer is redoubling efforts in the growing market for car navigation systems offered as dealer options in Japan. In parallel, the Company aims to capture new orders by offering new proposals to OEM customers that leverage our own product planning capabilities, which have been proven in consumer markets, and the advantages of conducting map-related content production within the group. Meanwhile, in the OEM car audio products business too, Pioneer aims to make the most of its strengths in consumer markets to drive further business expansion.
Turning to structural reforms, Pioneer has implemented an incentive-based early retirement plan to reduce personnel levels. Meanwhile, the Company has been identifying issues and exploring concrete initiatives in connection with the following five management innovation projects.
•	Formulate a new corporate vision that acts as medium-term guidelines under Pioneer’s new management framework.

•	Revise and reinforce all core processes for developing, manufacturing and selling products, aiming to create products that customers enjoy.

•	Change the corporate culture to foster an open and relaxed atmosphere, as well as effectively implement Plan, Do, Check, Action (PDCA) cycles.

•	Revitalize the audio business, with the goal of rebuilding Pioneer’s brand image by reviewing Company-wide initiatives.

•	Optimally allocate head office strategy formulation and administrative functions on a consolidated basis, aiming to raise efficiency by reviewing head office functions and organizations group-wide.
Pioneer is currently formulating a concrete action plan incorporating proposals for each project. Pursuant to the above project to optimally allocate head office strategy formulation and administrative functions, the Company implemented organizational reforms centering on administrative and back office divisions on April 1 this year. In addition, Pioneer has changed its operating processes in light of project recommendations and has begun business activities based on these new processes as part of the above project to revise and reinforce core processes.
Going forward, Pioneer will raise management efficiency and speed up management processes to improve earnings by reducing the number of directors/executive officers, while reforming additional operating processes under its new organization and management framework.
Business Forecast for Fiscal 2007
Consolidated business forecasts for fiscal 2007, the year ending March 31, 2007, are as follows:

			(In millions of yen)
	Projections for	Results for	Percent
	fiscal 2007	fiscal 2006	changes
Operating revenue	¥830,000	¥754,964	+9.9%
Operating income (loss)	12,000	(16,409)	—
Income (loss) before income taxes	13,500	(71,165)	—
Net income (loss)	¥3,000	¥(84,986)	—

For fiscal 2007, Pioneer is forecasting operating revenue of ¥830.0 billion, up 9.9% year on year. Despite continued challenges in Home Electronics such as price-based competition and falling prices, this increase mainly reflects sales growth expected from plasma displays and DVD drives for PCs, as well as Car Electronics products.
     Pioneer is targeting operating income of ¥12.0 billion, an improvement of ¥28.4 billion from the previous fiscal year’s operating loss. This target mainly reflects improved profitability in the Home Electronics business due to significantly higher sales of plasma displays, active cost cutting efforts, and the emerging benefits of structural reform initiatives, as well as a steady recovery in earnings in the Car Electronics business supported by increased sales. We are forecasting income before income taxes and net income of ¥13.5 billion and ¥3.0 billion, respectively.
     We are assuming average yen-U.S. dollar and yen-euro exchange rates of ¥115 and ¥140, respectively, for these projections.
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.
Proposed Changes in Management
Pioneer announced that at the meeting of its board of directors held on April 27, 2006, it resolved to convene the 60th ordinary general meeting of shareholders on June 29, 2006 in Tokyo. Also announced were changes in management as follows:
(1)	Candidate for membership on Pioneer’s board of directors to be newly elected at the shareholders’ meeting:
•	Mr. Shinji Yasuda, currently Senior Executive Officer, and General Manager of Home Entertainment Business Group and General Manager of Omori Plant, will be elected as Managing Director.
(2)	Directors who will retire at the conclusion of the shareholders’ meeting:

•	Mr. Akira Niijima, currently Senior Managing Director and Representative Director, and in charge of Japanese domestic subsidiaries;

•	Mr. Tadahiro Yamaguchi, currently Managing Director, and in charge of Engineering & Production Management Division;

•	Mr. Koichi Shimizu, currently Managing Director of Pioneer and Chairman of Pioneer China Holding Co., Ltd.;

•	Mr. Yoichi Sato, currently Managing Director, and Deputy General Manager of Research & Development Group, and General Manager of PDP Development Center; and in charge of Plasma Panel Engineering Division of Home Entertainment Business Group;

•	Mr. Kanya Matsumoto, currently Director and Advisor; and

•	Mr. Kaneo Ito, currently Director and Advisor.
(3)	Mr. Terumichi Tsuchida, currently Corporate Auditor, who is also Senior Advisor of Meiji Yasuda Life Insurance Company, will retire at the conclusion of the shareholders’ meeting.
(4)	Ms. Kozue Shiga, attorney-at-law, will be newly elected at the shareholders’ meeting as Substitute Auditor in case of a vacancy.
(5)	Executive Officers to be newly elected, effective June 29, 2006:
•	Mr. Yoichi Sato, currently Managing Director, and Deputy General Manager of Research & Development Group, and General Manager of PDP Development Center; and in charge of Plasma Panel Engineering Division of Home Entertainment Business Group, as Senior Executive Officer;

•	Mr. Tatsuo Takeuchi, currently Managing Director of Pioneer Electronics Asiacentre Pte. Ltd., who will assume the office of General Manager of Personnel Division of

Pioneer on May 16, 2006, as Executive Officer; and
•	Mr. Masanori Kurosaki, currently General Manager of Planning & Coordination Division, Mobile Entertainment Business Group, as Executive Officer.
(6)	Executive Officers who will retire on June 29, 2006:
•	Mr. Kazunori Yamamoto, currently Senior Managing Executive Officer and in charge of International Business Division;

•	Mr. Seiichiro Kurihara, currently Senior Executive Officer and in charge of Intellectual Property Division;

•	Mr. Shinji Yasuda, currently Senior Executive Officer, and General Manager of Home Entertainment Business Group and General Manager of Omori Plant; and

•	Mr. Chojuro Yamamitsu, currently Executive Officer and in charge of Quality Control Division (Eco Products).
(7)	Change in Executive Officer, effective June 29, 2006:
•	Mr. Buntarou Nishikawa, currently Executive Officer, will be promoted to Senior Executive Officer.

Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
#       #       #       #       #       #
The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥117=US$1.00, the approximate rate prevailing on March 31, 2006.
Attached are consolidated and non-consolidated financial statements for the year ended March 31, 2006.
For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6773 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/ir-e/

Pioneer Corporation and Subsidiaries
I. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2006
(1) OPERATING REVENUE BY SEGMENT
(In millions of yen)

	Year ended March 31
	2006		2005		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥81,998	10.9%	¥90,838	12.8%	90.3%
Overseas	272,692	36.1	231,933	32.6	117.6

Home Electronics	354,690	47.0	322,771	45.4	109.9

Domestic	117,560	15.6	120,260	16.9	97.8
Overseas	212,962	28.2	183,150	25.8	116.3

Car Electronics	330,522	43.8	303,410	42.7	108.9

Domestic	—	—	—	—	—
Overseas	8,540	1.1	10,237	1.4	83.4

Patent Licensing	8,540	1.1	10,237	1.4	83.4

Domestic	33,208	4.3	37,653	5.3	88.2
Overseas	28,004	3.8	36,971	5.2	75.7

Others	61,212	8.1	74,624	10.5	82.0

Domestic	232,766	30.8	248,751	35.0	93.6
Overseas	522,198	69.2	462,291	65.0	113.0

Total	¥754,964	100.0%	¥711,042	100.0%	106.2%

(2) CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of yen)

	Year ended March 31
			% to
	2006	2005	prior year
Operating revenue:
Net sales	¥746,424	¥700,805	106.5%
Royalty revenue	8,540	10,237	83.4

Total operating revenue	754,964	711,042	106.2

Operating costs and expenses:
Cost of sales	593,238	539,118	110.0
Selling, general and administrative	178,135	170,439	104.5
Net loss from transfer of the substitutional portion of employee welfare pension plan	—	794	—

Total operating costs and expenses	771,373	710,351	108.6

Operating income (loss)	(16,409)	691	—
Other income (expenses):
Interest income	2,658	1,929	137.8
Foreign exchange gain (loss)	(2,326)	480	—
Interest expense	(1,479)	(1,741)	85.0
Other—net	(53,609)	(3,426)	—

Total other expenses	(54,756)	(2,758)	—

Loss from continuing operations before income taxes	(71,165)	(2,067)	—
Income taxes	(4,660)	4,287	—
Minority interest in losses (earnings) of subsidiaries	4,774	(690)	—
Equity in losses of affiliated companies	(24,027)	(3,068)	—

Loss from continuing operations	(85,758)	(10,112)	—
Income from discontinued operations, net of tax	772	1,323	58.4

Net loss	¥(84,986)	¥(8,789)	—%

Pioneer Corporation and Subsidiaries
(3) CONSOLIDATED BALANCE SHEETS

			(In millions of yen)
	March 31		Increase/
	2006	2005	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥121,680	¥116,681	¥4,999
Trade receivables, less allowance	110,306	132,176	(21,870)
Inventories	104,226	109,015	(4,789)
Assets held for sale	25,577	—	25,577
Others	69,626	69,024	602

Total current assets	431,415	426,896	4,519

Investments and long-term receivables	29,772	28,828	944
Property, plant and equipment, less depreciation	160,231	210,145	(49,914)
Intangible assets	20,576	24,052	(3,476)
Other assets	38,795	35,246	3,549

Total assets	¥680,789	¥725,167	¥(44,378)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings and current portion of long-term debt	¥30,370	¥52,428	¥(22,058)
Trade payables	102,082	96,335	5,747
Liabilities held for sale	17,863	—	17,863
Others	124,720	102,407	22,313

Total current liabilities	275,035	251,170	23,865

Long-term debt	92,970	81,219	11,751
Other long-term liabilities	25,425	42,371	(16,946)
Minority interests	14,109	18,168	(4,059)
Shareholders’ equity:
Common stock	49,049	49,049	—
Capital surplus	82,910	82,735	175
Retained earnings	173,826	260,556	(86,730)
Accumulated other comprehensive income (loss)	(20,092)	(47,669)	27,577
Treasury stock	(12,443)	(12,432)	(11)

Total shareholders’ equity	273,250	332,239	(58,989)

Total liabilities and shareholders’ equity	¥680,789	¥725,167	¥(44,378)

Breakdown of accumulated other comprehensive income (loss):
Minimum pension liability adjustments	¥(3,680)	¥(11,186)	¥7,506
Net unrealized holding gain on securities	10,352	8,250	2,102
Cumulative foreign currency translation adjustments	(26,764)	(44,733)	17,969

Total accumulated other comprehensive income (loss)	¥(20,092)	¥(47,669)	¥27,577

Pioneer Corporation and Subsidiaries
(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In millions of yen)

				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Income (Loss)	Stock	Equity
Balance at March 31, 2004	¥49,049	¥82,464	¥273,718	¥(61,829)	¥(10,464)	¥332,938
Net loss			(8,789)			(8,789)
Other comprehensive income				14,160		14,160
Value ascribed to stock options		270				270
Cash dividends (¥25 per share)			(4,373)			(4,373)
Purchase and sales of treasury stock, net		1			(1,968)	(1,967)

Balance at March 31, 2005	¥49,049	¥82,735	¥260,556	¥(47,669)	¥(12,432)	¥332,239
Net loss			(84,986)			(84,986)
Other comprehensive income				27,577		27,577
Value ascribed to stock options		175				175
Cash dividends (¥10 per share)			(1,744)			(1,744)
Purchase and sales of treasury stock, net					(11)	(11)

Balance at March 31, 2006	¥49,049	¥82,910	¥173,826	¥(20,092)	¥(12,443)	¥273,250

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of yen)

	Year ended March 31
	2006	2005
I. Operating activities:
Net loss	¥(84,986)	¥(8,789)
Depreciation and amortization	46,703	46,990
Decrease (increase) in trade receivables	16,586	(12,322)
Decrease in inventories	9,530	6,317
Increase in trade payables	13,941	4,405
Increase (decrease) in other accrued liabilities	26,857	(10,371)
Other	39,698	(6,284)

Net cash provided by operating activities	68,329	19,946

II. Investing activities:
Payment for purchase of fixed assets	(40,325)	(63,866)
Payment for purchase of subsidiary	—	(34,015)
Other	10,566	4,365

Net cash used in investing activities	(29,759)	(93,516)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	(31,204)	4,549
Dividends paid	(3,499)	(4,386)
Purchase and sales of treasury stock, net	(11)	(1,967)
Decrease in capital-lease obligations	(3,535)	(1,770)
Other	(302)	(445)

Net cash used in financing activities	(38,551)	(4,019)

Effect of exchange rate changes on cash and cash equivalents	4,980	1,851

Net increase (decrease) in cash and cash equivalents	4,999	(75,738)
Cash and cash equivalents, beginning of year	116,681	192,419

Cash and cash equivalents, end of year	¥121,680	¥116,681

Free cash flow (I + II)	¥38,570	¥(73,570)

Pioneer Corporation and Subsidiaries
(6) SEGMENT INFORMATION
The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.
<Business Segments>
(In millions of yen)

	Year ended March 31
	2006		2005		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥356,813	¥(35,184)	¥325,103	¥(24,628)	109.8%	—%
Car Electronics	332,101	17,486	304,731	18,591	109.0	94.1
Patent Licensing	10,588	7,217	11,599	9,389	91.3	76.9
Others	98,857	(3,991)	111,307	61	88.8	—

Total	798,359	(14,472)	752,740	3,413	106.1	—
Corporate and Eliminations	(43,395)	(1,937)	(41,698)	(2,722)	—	—

Consolidated	¥754,964	¥(16,409)	¥711,042	¥691	106.2%	—%

<Geographic Segments>
(In millions of yen)

	Year ended March 31
	2006		2005		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Japan	¥604,649	¥(25,832)	¥574,286	¥(7,106)	105.3%	—%
North America	202,970	3,368	176,977	(2,738)	114.7	—
Europe	163,702	3,519	149,922	(308)	109.2	—
Other Regions	333,942	3,697	279,586	6,986	119.4	52.9

Total	1,305,263	(15,248)	1,180,771	(3,166)	110.5	—
Corporate and Eliminations	(550,299)	(1,161)	(469,729)	3,857	—	—

Consolidated	¥754,964	¥(16,409)	¥711,042	¥691	106.2%	—%

Pioneer Corporation and Subsidiaries
Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	The consolidated financial statements include the accounts of the parent company and 124 subsidiaries and the investments in 3 affiliated companies accounted for on an equity basis.

3.	Effective from this fiscal 2006, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Corresponding figures for the previously reported operating revenue by segment and segment information have been reclassified accordingly.

4.	In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. The assets and liabilities of subsidiaries expected to be sold have been classified as held for sale at March 31, 2006 and at the lower of their carrying amount or fair value less costs to sell and no impairment adjustment was necessary. The operating results of the discontinued operations are presented as a separate line item in the consolidated statements of operations. These reclassifications are done in accordance with the Statement of Financial Accounting Standards No.144, “Accounting for the Impairment of Disposal of Long-Lived Assets.” Reclassifications have been made to previously reported consolidated statements of operations and segment information to conform to this presentation.

The financial result of discontinued operations for the year ended March 31, 2005 and 2006, and income from discontinued operations presented as a line in consolidated statements of operations, is itemized as follows.
(In millions of yen)

	Year ended March 31
	2006	2005
Operating revenue	¥30,274	¥22,606

Operating income	739	1,901

Income before income taxes	820	1,878
Gain on sale of discontinued operations	434	—
Income taxes	482	555

Income from discontinued operations	¥772	¥1,323

Pioneer Corporation—Parent Company Only
II. NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2006
(1) SALES BY SEGMENT
(In millions of yen)

	Year ended March 31
	2006		2005		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥73,290	14.2%	¥80,873	16.7%	90.6%
Export	181,577	35.2	164,882	33.9	110.1

Home Electronics	254,868	49.4	245,756	50.6	103.7

Domestic	117,281	22.8	119,572	24.6	98.1
Export	142,420	27.6	118,242	24.4	120.4

Car Electronics	259,702	50.4	237,814	49.0	109.2

Domestic	1,162	0.2	1,835	0.4	63.3
Export	60	0.0	122	0.0	49.0

Others	1,222	0.2	1,958	0.4	62.4

Domestic	191,734	37.2	202,282	41.7	94.8
Export	324,058	62.8	283,247	58.3	114.4

Total	¥515,792	100.0%	¥485,530	100.0%	106.2%

Note:
Effective from this fiscal 2006, the Company changed business segment classification for certain businesses. Results related to plasma displays for business use and DJ equipment have been moved from “Others” to “Home Electronics.” Previously reported amounts have been reclassified accordingly.
(2) CONDENSED STATEMENTS OF OPERATIONS
(In millions of yen)

	Year ended March 31
	2006		2005
		% to		% to
	Amount	net sales	Amount	net sales
Net sales	¥515,792	100.0%	¥485,530	100.0%
Cost of sales	451,320	87.5	411,075	84.7
Selling, general and administrative expenses	96,712	18.8	89,469	18.4

Operating income (loss)	(32,239)	(6.3)	(15,014)	(3.1)
Non-operating income—net	692	0.2	10,023	2.1

Ordinary income (loss)	(31,546)	(6.1)	(4,991)	(1.0)
Other income (expenses)—net	(13,183)	(2.6)	1,446	0.3

Income (loss) before income taxes	(44,730)	(8.7)	(3,545)	(0.7)
Income taxes	3,027	0.6	(3,184)	(0.6)

Net income (loss)	¥(47,757)	(9.3)	¥(360)	(0.1)

Pioneer Corporation—Parent Company Only
(3) CONDENSED BALANCE SHEETS

		(In millions of yen)
	March 31		Increase/
	2006	2005	(Decrease)
ASSETS
Current assets:
Cash	¥50,305	¥40,502	¥9,803
Notes and accounts receivable—trade	46,034	51,833	(5,798)
Marketable securities	—	11,685	(11,685)
Inventories	30,015	28,018	1,996
Other current assets	40,105	41,683	(1,577)

Total current assets	166,461	173,724	(7,263)

Fixed assets:
Tangible	55,537	53,301	2,235
Intangible	28,752	29,826	(1,073)
Investments and others	201,979	201,893	86

Total fixed assets	286,269	285,021	1,248

Total assets	¥452,730	¥458,745	¥(6,015)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable—trade	¥56,175	¥52,738	¥3,437
Accrued expenses	61,190	40,152	21,037
Other current liabilities	40,512	23,611	16,901

Total current liabilities	157,879	116,502	(41,376)
Long-term liabilities	73,351	73,237	113

Total liabilities	231,230	189,740	41,489
Shareholders’ equity	221,500	269,005	(47,505)

Total liabilities and shareholders’ equity	¥452,730	¥458,745	¥(6,015)

Pioneer Corporation—Parent Company Only
(4) PROPOSAL OF APPROPRIATION OF UNAPPROPRIATED RETAINED EARNINGS

	(In millions of yen except per share information)

	Year ended	Year ended
	March 31, 2006	March 31, 2005
Unappropriated retained earnings (accumulated deficit) at the end of the period	¥(46,902)	¥2,215
Restoration of general reserves	47,800	2,129

Total	898	4,344

To be appropriated as follows:

Dividends	436	2,180
	(¥2.5 per share of common stock)	(¥12.5 per share of common stock)

Unappropriated retained earnings carried forward to the next period	¥462	¥2,164

Note:	Combined with the interim dividends of ¥7.5 per share of common stock paid on December 2, 2005, the total cash dividends for fiscal year 2006 will amount to ¥10 per share of common stock.